Mail Stop 3561

May 10, 2006


Via U.S. Mail

Mr. Denis McGlynn
President and Chief Executive Officer
Dover Motorsports, Inc.
1131 North DuPont Highway
Dover, Delaware 19901


	RE:	Dover Motorsports, Inc.
		Form 10-K for the year ended December 31, 2005
		Filed March 13, 2006
		Form 10-Q for the quarter ended March 31, 2006
		Filed May 8, 2006
		File No. 001-11929

Dear Mr. McGlynn:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Annual Report on Form 10-K for the year ended December 31, 2005
Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 9
Liquidity and Capital Resources, page 11

1. We note from page 5 that your subsidiary, Dover International Speedway has agreements with NASCAR for amounts to be paid in June and September 2006. Please tell us why you have not included these amounts in your liquidity discussion and/or table of contractual obligations. In future filings, please discuss the impact of these amounts on your liquidity if significant.


Note 3. Summary of Significant Accounting Policies, page 35
Accounting for stock-based compensation, page 37

2. Please confirm and revise future filings to clarify whether the effect on your pro forma net earnings resulting from the accelerated vesting of certain unvested stock options during 2005 has been reflected in the pro forma disclosures presented for the year ended
December 31, 2005.  Refer to the guidance outlined in SAB Topic
14:K.


Other

3. We note in the Form 10-K, discussion of certain valuation accounts, including accounts receivable reserves, inventory reserves, and deferred tax asset valuation allowances. In future filings, please present Schedule II as required by Regulation S-X, Rule 5-04 or tell us why you are not required to do so.


Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 Results of Operations, page 14

4. Please tell us and revise MD&A to explain in future filings the nature and amount of the tax contingency accrual that was reversed during the first quarter of fiscal 2006 and which positively impacted your effective tax rate for the period. As part of your response, you should also explain when and why this accrual was initially established as well as the facts and circumstances that resulted in its reversal during the first quarter of 2006.



*    *    *    *


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

Mr. Denis McGlynn
Dover Motorsports, Inc.
May 10, 2006
Page 1